3 Waterway Square Place Suite 1000 The Woodlands, TX 77380 P: +1.281.297.0700 F: +1.281.297.0999

Filed by Nexeo Solutions, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nexeo Solutions, Inc.

Commission File No.: 001-36477

On September 17, 2018, Nexeo Solutions, Inc. distributed the following communication to its employees. The communication contained information regarding the proposed merger between Nexeo Solutions, Inc. and Univar Inc.

Dear Team:

Today we announced that Nexeo Solutions has agreed to be acquired by Univar Inc. As you know, Univar is a global chemical and ingredient distributor and provider of value-added services, headquartered in Downers Grove, Ill. This is exciting news for our company, and I want to take a moment to discuss what these changes mean for us and for you, our valued employees.

This transaction is a testament to the quality of our brand, the capabilities we have built and, above all, the hard work and high level of commitment you bring day after day. We believe the combination of Nexeo and Univar creates meaningful new opportunities for our employees as the newly-combined company leverages our complementary capabilities to serve more customers in more markets. This is particularly true for employees in our chemicals and environmental services businesses, which are an excellent strategic fit with Univar’s business.

Univar intends to conduct a comprehensive strategic review of our plastics business to determine how best to maximize its potential. Under Univar ownership, Shawn Williams, Executive Vice President of Plastics, will continue to lead the plastics business. In the meantime, the Univar team is committed to quickly identifying the best strategy to position both businesses for continued success and growth.

Subject to regulatory approvals, we anticipate the transaction will close in the first half of 2019. Until then, it is business as usual at Nexeo. Your highest priority should be to carry out your day-to-day responsibilities and continue to deliver exceptional service.

Over the next few hours, we will be briefing your managers, and we welcome you to discuss this news with them. Please understand that we may not have all the answers at this early stage but are committed to communicating with you accurately and in a timely manner.

To that end, I will be hosting a Town Hall tomorrow at 9:00 a.m. CT where we can speak in more detail. You can submit your questions in advance to the asknexeo@nexeosolutions.com email box, or via the Q&A feature in the WebEx session, and we will do our best to answer as many of them as we can. As always, should you receive any media inquiries, direct those to Tracy Diel at 281-297-0851 or media.relations@nexeosolutions.com.

I want to thank you for making Nexeo the success that it is today.

Sincerely,

David A. Bradley

President and Chief Executive Officer

Nexeo Solutions

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. Some forward-looking statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “would” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this communication and include statements regarding, among other things, the expected timetable for closing of the proposed transaction between Univar Inc. (“Univar”) and Nexeo Solutions, Inc. (“Nexeo”), the expected benefits and synergies of the proposed transaction and the operating results, performance and capital structure of the combined company.

Forward-looking statements are based on Univar’s and Nexeo’s current expectations and beliefs concerning future developments and their potential effect on Univar, Nexeo and the combined company. While Univar and Nexeo believe that forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Univar, Nexeo and the combined company will be those anticipated. A number of important factors, risks and uncertainties could cause actual results to differ materially from those contained in or implied by the forward-looking statements, many of which are beyond Univar’s or Nexeo’s control. Factors, risks and uncertainties that could cause actual results to differ from those reflected in forward-looking statements include: changes in general economic, business and political conditions, including changes in the financial markets; the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction and combined company may not be achieved in a timely manner or at all; results of the strategic review of Nexeo’s plastics distribution business in connection with the consummation of the proposed transaction and the outcome and impact of a resulting strategic transaction, if any; the ability to successfully integrate Nexeo’s business with Univar following the closing; the risk that Univar and Nexeo will be unable to retain and hire key personnel; the risk that disruption from the proposed transaction may adversely affect Univar’s and Nexeo’s business and their respective relationships with customers, suppliers, distributors or employees; and other risks detailed in the risk factors discussed in “Item 1.A. Risk Factors” in each of Univar’s and Nexeo’s most recent Annual Reports on Form 10-K, as updated by any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and future filings with the SEC. Unless otherwise indicated or the context otherwise requires, comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions, divestitures or other potential strategic transactions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither Univar nor Nexeo undertake any obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction between Univar and Nexeo, Univar intends to file a registration statement on Form S-4, which will contain a prospectus and a proxy statement for Univar and consent solicitation statement for Nexeo (the “prospectus/joint proxy and consent solicitation statement”). INVESTORS AND SECURITY HOLDERS OF UNIVAR AND NEXEO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROSPECTUS/JOINT PROXY AND CONSENT SOLICITATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive prospectus/joint proxy and consent solicitation statement will be sent to the shareholders of Univar and Nexeo. Investors and security holders will be able to obtain copies of the prospectus/joint proxy and consent solicitation statement as well as other filings containing information about Univar and Nexeo, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Univar will be available free of charge within the investor relations section of Univar’s website at www.univar.com. Copies of the documents filed with the SEC by Nexeo will be available free of charge within the investor relations section of Nexeo’s website at www.nexeosolutions.com.

Participants in the Solicitation

Univar, Nexeo and each of their directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Univar’s shareholders and consents from Nexeo’s shareholders in respect of the proposed transaction between Univar and Nexeo. Information regarding Univar’s directors and executive officers is contained in Univar’s proxy statement for its 2018 annual meeting, which was filed with the SEC on March 20, 2018. Information regarding Nexeo’s directors and executive officers is contained in Nexeo’s proxy statement for its 2018 annual meeting, which was filed with the SEC on December 14, 2017. Investors and security holders may obtain additional information regarding the interests of such participants by reading the prospectus/joint proxy and consent solicitation statement when it becomes available, which may be obtained as described in the paragraphs above.

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